Exhibit 99.1

SIYATA MOBILE INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Financial Statements

As at September 30, 2022 and December 31, 2021 and for the three and nine months ended September 30, 2022 and 2021

SIYATA MOBILE INC. AND SUBSIDIARIES

(the “Company” or “Siyata”)

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2022 and December 31, 2021 and for the three and nine months ended September 30, 2022 and 2021

NOTICE OF NO AUDITOR REVIEW OF UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Management of the Company is responsible for the preparation of the accompanying unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) for the preparation of unaudited interim condensed consolidated financial statements and are in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting.

The Company’s auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements of Siyata Mobile Inc. and Subsidiaries:

SIYATA MOBILE INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2021	2022	2021
Revenue (Note 24)	$4,370,387	$5,607,829	$2,567,885	$1,218,875
Cost of sales (Note 17)	3,150,560	3,904,544	1,711,782	789,362
Gross profit	1,219,827	1,703,285	856,103	429,513
Operating expenses:
Amortization and depreciation (Note 9)	811,234	785,655	351,310	117,035
Development expenses (Note 9)	299,937	818,515	36,567	659,942
Selling and marketing (Note 18)	3,434,201	3,457,375	1,225,475	1,263,195
General and administrative (Note 19)	4,684,702	3,257,857	1,174,041	1,051,846
Inventory impairment (Note 6)	303,316	3,389,531	-	1,550,873
Bad debts (recovered) (Note 5)	63,285	548,403	-	772,960
Impairment of intangible assets (Note 9)	-	4,322,799	-	-
Goodwill impairment (Note 10)	-	819,454	-	-
Share-based payments (Note 16)	2,478,695	1,185,205	539,660	235,414
Total operating expenses	12,075,370	18,584,794	3,327,053	5,651,265
Net operating loss	(10,855,543)	(16,881,509)	(2,470,950)	(5,221,752)
Other income (expenses):
Finance expense (Note 20)	(128,446)	(1,476,335)	(82,720)	(493,647)
Foreign exchange	(199,535)	(208,968)	(180,367)	47,462
Change in fair value of convertible promissory note (Note 13)	(3,725,362)	-	(474,514)	-
Change in fair value of opening warrant liability (Note 14)	(962,350)	-	-	-
Change in fair value of warrant liability (Note 14)	8,125,538	-	2,680,603	-
Transaction costs (Note 4)	(965,247)	(79,069)	-	-
Total other income (expenses), net	2,144,598	(1,764,372)	1,943,002	(446,185)
Net loss for the period	$(8,710,945)	$(18,645,881)	$(527,948)	$(5,667,937)

Other comprehensive income (loss):
Translation adjustment	138,628	(7,102)	137,110	(9,337)
Total comprehensive loss for the period	$(8,572,317)	$(18,652,983)	$(390,838)	$(5,677,274)
Loss per share - basic and diluted	$(0.59)	$(3.89)	$(0.03)	$(1.18)
Weighted average common shares outstanding	14,715,535	4,787,762	16,535,090	4,820,104

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SIYATA MOBILE INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$988,626	$1,619,742
Trade and other receivables, net (Note 5)	1,759,437	1,544,427
Prepaid expenses	539,922	154,266
Inventory (Note 6)	4,842,698	2,397,471
Advance to suppliers (Note 7)	1,099,810	470,167
Total current assets	9,230,493	6,186,073
Long term receivable	149,168	168,167
Right of use assets, net (Note 8)	870,532	1,077,845
Equipment, net	219,754	267,967
Intangible assets, net (Note 9)	6,118,873	4,350,537
Total assets	$16,588,820	$12,050,589
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loan (Note 11)	$-	$27,159
Accounts payable and accrued liabilities	1,831,987	2,646,321
Lease Obligations (Note 12) (Note 1	286,016	232,969
Convertible promissory note (Note 13)	631,729	1,421,911
Warrant liability (Note 14)	1,529,166	2,176,686
Future Purchase Consideration	-	350,000
Total current liabilities	4,278,898	6,855,046
Lease obligation (Note 12)	544,914	787,513
Convertible promissory note (Note 13)	-	1,921,382
Total liabilities	4,823,812	9,563,941
Commitments and contingencies (Note 15)
Stockholders’ equity:
Share capital (Note 16)	69,997,293	54,655,244
Reserves (Note 16)	13,175,439	10,389,555
Accumulated other comprehensive loss	(117,367)	(38,739)
Deficit	(71,230,357)	(62,519,412)
Total shareholders’ equity	11,765,008	2,486,648
Total liabilities and shareholders’ equity	$16,588,820	$12,050,589

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Nature of operations and going concern (Note 1)

Subsequent Events (Note 26)

Approved on November 10, 2022 on behalf of the Board.

“Michael Kron”	“Marc Seelenfreund”
Michael Kron – Director	Marc Seelenfreund - Director

SIYATA MOBILE INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Nine Months Ended September 30, 2021
	Number of Common Shares	Share Capital Amount	Reserves	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
Balance at December 31, 2020	4,663,331	$50,088,369	$9,984,531	$100,025	$(38,893,870)	$21,279,055
Net loss for the period	-	-	-	-	(18,645,881)	(18,645,881)
Translation adjustment	-	-	-	7,102	-	7,102
Share-based payments	-	-	1,185,205	-	-	1,185,205
Issuance of shares to be issued	40,000	560,000	(560,000)	-	-	-
Shares issued on acquisition of Clear RF	23,949	194,985	-	-	-	194,985
Shares issues on warrant exercises	88,911	721,957	(112,917)	-	-	609,040
Shares issued for debts	5,000	36,050	-	-	-	36,050
Balance at September 30, 2021	4,821,191	$51,601,362	$10,496,819	$107,127	$(57,539,751)	$4,665,557

	Nine Months Ended September 30, 2022
	Number of Common Shares	Share Capital Amount	Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
Balance at December 31, 2021	5,276,695	$54,655,244	$10,389,555	$(38,739)	$(62,519,412)	$2,486,648
Net loss for the period	-	-	-	-	(8,710,945)	(8,710,945)
Translation adjustment	-	-	-	(138,628)	-	(138,628)
Share-based payments	-	-	2,478,695	-	-	2,478,695
Shares issued on acquisition of Clear RF	138,958	190,095	-	-	-	190,095
Share issuance on capital raise	7,215,652	10,936,974	307,189	-	-	11,244,163
Share issuance costs on capital raise	-	(1,051,647)	-	-	-	(1,051,647)
Share issuance on conversion of RSU	30,000	22,200	-	-	-	22,200
Pre-funded warrants exercised	1,480,000	2,575,200	-	-	-	2,575,200
Shares issued for debts	2,929,723	2,669,227	-	-	-	2,669,227
Balance at September 30, 2022	17,071,028	$69,997,293	$13,175,439	$(177,367)	$(71,230,357)	$11,765,008

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SIYATA MOBILE INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net loss for the period	$(8,710,945)	$(18,645,881)
Non-cash adjustments:
Amortization and depreciation	811,234	785,655
Bad debt expense	63,285	548,404
Inventory impairments	303,316	3,389,530
Intangibles impairments	-	4,322,799
Goodwill impairments	-	819,454
Interest expense, net of repayments	-	871,991
Share based compensation	2,478,695	1,185,205
Fair value changes on convertible debenture derivative	3,725,362	-
Fair value changes on opening warrant liability	962,350	-
Fair value changes on warrant liability	(8,125,538)	-
Changes in non-cash working capital:
Trade and other receivables, net	(326,749)	73,374
Prepaid expenses	(390,022)	328,085
Inventory	(2,903,506)	(3,400,822)
Advance to suppliers	(638,831)	528,026
Accounts payable and accrued liabilities	(528,817)	(750,357)
Net cash used in operating activities	(13,280,167)	(9,944,537)
Cash flows from investing activities:
Purchase of intangibles	(2,295,839)	(2,207,450)
Purchase of equipment	(12,159)	(121,059)
Acquisition of ClearRF	(155,014)	(122,014)
Proceeds of long term deposit	18,999	-
Net cash used in investing activities	(2,444,013)	(2,450,523)
Cash flows from financing activities:
Lease payments, net of interest	(150,831)	(115,019)
Proceeds from bank loan	(27,159)	(55,739)
Repayment of long term debt	-	(110,312)
Repayment of the convertible promissory notes	(4,000,000)	(1,177,786)
Proceeds from shares issued for cash, net of share issuance costs	19,268,584	609,041
Proceeds from shares issued for debt	-	36,050
Proceeds from collection of loan to director	-	214,456
Proceeds from exercise of pre-funded warrants	14,800	-
Net cash used in financing activities	15,105,394	(599,309)
Effects of exchange rate changes on cash and cash equivalents	(12,330)	(45,356)
Net change in cash and cash equivalents	(631,116)	(13,039,725)
Cash, cash equivalents and restricted cash, beginning of the period	1,619,742	16,464,266
Cash, cash equivalents and restricted cash, end of the period	$988,626	$3,424,541

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations and going concern

Siyata Mobile Inc. and Subsidiaries (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA. The Company’s warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced 4G mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $8,710,945 during the nine months ended September 30, 2022, and, as of that date, the Company’s total deficit was $71,230,357. The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain.

These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

2. Basis of presentation

Statement of compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

Basis of consolidation and presentation

These unaudited interim condensed consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the unaudited interim condensed consolidated financial statements have been prepared using the accrual basis of accounting.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s year ended December 31, 2021 financial statements filed on April 29, 2022 as a Form 20-F (the “2021 Form 20-F”).

These unaudited interim condensed consolidated financial statements incorporate the financial statements of the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These unaudited interim condensed consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
Clear RF Nevada Ltd.	Nevada, USA	100%

All intercompany transactions and balances have been eliminated.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

2. Basis of presentation (continued)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries, except Signifi Mobile Inc. whose functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the USD are translated into USD at period-end exchange rates. Income and expenses, and cash flows are translated into USD using the average exchange rate.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of operations and comprehensive loss.

Significant accounting judgements, estimates and assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the unaudited interim condensed consolidated financial statements are the same as those as set out in the 2021 Form 20-F.

3. Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are those as set out in the 2021 Form 20-F.

Recently issued accounting pronouncements

The Company has implemented all applicable IFRS standards recently issued by the IASB. There are no upcoming accounting pronouncements expected to have a material impact on the Company’s unaudited interim condensed consolidated financial statements.

4. Acquisition of Clear RF LLC

On March 31, 2021, the Company acquired all of the issued and outstanding units of Clear RF LLC (“ClearRF”). In consideration, the Company paid cash of $155,015 and issued 23,949 common shares at a value of $194,985. As a further consideration, the Company made the additional following payments:

●	On March 31, 2022, paid $155,015 in cash and;

●	On March 31, 2022, issued common shares of the Company valued at $190,095.

No further incentives were earned by the vendors other than the amounts outlined above.

This transaction qualifies as a business combination and was accounted for using the acquisition method of accounting. To account for the transaction, the Company has determined the fair value of the assets and liabilities of ClearRF at the date of the acquisition and a purchase price allocation. These fair value assessments require management to make significant estimates and assumptions as well as apply judgment in selecting the appropriate valuation techniques.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

4. Acquisition of Clear RF LLC (continued)

The acquisition of ClearRF is consistent with the Company’s corporate growth strategy to continue to acquire innovative patented products in the cellular booster market. The Company plans to leverage ClearRF’s machine-to-machine booster technology in order to build relationships and facilitate sales of the cellular booster suite of products.

The aggregate amount of the total acquisition consideration is $700,000, comprised as follows:

Consideration	Note	Fair Value
Cash		$155,015
Fair value of 23,949 shares at $8.14 per share	(i)	194,985
Future purchase consideration	(ii)	350,000
Total consideration		$700,000

(i)	The fair value of the shares issued was determined by multiplying the number shares issued by the share price of the Company on March 31, 2021.

(ii)	Future consideration represents the expected future payments of cash and common shares. Since the balance of the shares and the cash is due within one year, the Company did not discount the future purchase consideration for the time value of money. This future consideration obligation was fully paid on March 30, 2022.

The purchase price was allocated as follows:

Purchase Price Allocation	Fair Value
Purchase price	$700,000
Less: Net assets acquired
Net identifiable tangible assets	127,106
Net identifiable intangible assets	522,637
Goodwill	$50,257

The net identifiable intangible asset consists of two patents acquired on the acquisition that is valued at $122,717 plus a supplier relationship valued at $399,920. These intangibles assets are recorded at cost and are amortized on a straight-line basis over its estimated useful life of four years with no residual value. The Company incurred costs related to the acquisition totaling $79,069 in 2021 to complete the acquisition which was recorded in the statement of loss and comprehensive loss.

On December 31, 2021, the Company had an independent impairment in value report prepared for its intangibles and goodwill. The Company, based on this report, recognized an impairment of intangible assets for the full amount of ClearRF’s supplier relationship of $399,920 in 2021 because of a worldwide component and supply chain shortfall. The Company also recognized a goodwill impairment for the full value of ClearRF’s goodwill in the amount of $50,257 in 2021.

5. Trade and other receivables

Trade and other receivables, net consisted of the following:

	September 30, 2022	December 31, 2021
Trade receivables	$2,131,750	$1,791,046
Allowance for doubtful accounts	(1,028,000)	(1,090,066)
Taxes receivable	655,687	843,447
Trade and other receivables, net	$1,759,437	$1,544,427

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

5. Trade and other receivables (continued)

Trade receivables

In accordance with the Company’s accounting policy to use the expected credit loss model, the Company utilizes the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. At September 30, 2022, the Company concluded that a bad debt provision of $1,028,000 was to be recognized (December 31, 2021 - $1,090,066). Bad debts in the unaudited interim condensed consolidated statements of operations for the nine months ended September 30, 2022 was $63,285, respectively (September 30, 2021 - $548,403).

Siyata Mobile Israel (“SMI”) had a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% was paid to SMI when the funding entity received payment from the customers. At September 30, 2022, the Company has removed all liens and does not have this credit facility. The total amount borrowed by the Company extended by this funding entity and included in the bank loan was $0 (December 31, 2021 - $27,000).

Siyata Mobile Inc. has provided the North American receivables as collateral for the outstanding convertible promissory notes as outlined Note 13. The carrying amount of the North American trade and other receivables on September 30, 2022 is $873,367 (December 31, 2021 - $569,068).

Taxes receivable

The Company has subsidiaries that are located in jurisdictions that have a sales tax system of payments and credits for sales taxes (VAT and GST/QST). When the Company bills a customer in the same jurisdiction, the Company is required to charge sales tax to the customer on the invoice billed. The Company also pays sales taxes on certain third-party purchases (who add the sales tax to their invoices) and pays sales tax on the import of certain types of merchandise. The Company must remit the net amount of the sales taxes charged to customers, less any sales taxes invoiced to the Company and net of any sales taxes paid on imported goods. The Company may defer the refunds if the Company anticipates future sales taxes to be remitted will be sufficient to reduce the amount owed. Otherwise, the Company may ask for an immediate refund. The immediate refund may sometimes result in a long process to receive the funds and therefore the Company offsets defers the refunds against future sales.

Since these taxes are due from the governments, credit risk is not a concern. The Company has historically been able to obtain the full refunds and offsets of amounts paid against future sales and so no provision for bad debts has been set up against these taxes receivables.

6. Inventory

	September 30, 2022	December 31, 2021
Finished products	$8,210,144	$6,031,753
Impairment of finished products	(3,669,820)	(3,819,955)
Accessories and spare parts	1,162,116	1,025,366
Impairment of accessories and spare parts	(859,742)	(839,693)
Total	$4,842,698	$2,397,471

Refer to Note 17 for total inventories expensed as cost of sales during the nine months ended September 30, 2022 and 2021.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

6. Inventory (continued)

Provision on inventory

Management reviews the inventory for impairment on a quarterly basis. As at September 30, 2022, it was determined that $4,529,562 (December 31, 2021- $4,659,648) of the inventory was impaired due to slow movement.

Liens

Siyata Mobile Inc. has pledged the North American inventory as collateral for the outstanding convertible promissory note as outlined in Note 13. At September 30, 2022, the carrying amount of the North American inventory is $2,786,008 (December 31, 2021 - $1,355,482).

7. Advances to suppliers

The Company purchases merchandise from overseas contract manufacturers to the Company’s specifications. Advances to suppliers is for Company funds advanced to the contract manufacturers to guarantee payment of the products produced. Management reviews quarterly the advances to suppliers to determine if these advances are for current products and not for legacy and or impaired products.

8. Right-of-use assets

The Company leases its office space and vehicles. Key movements relating to the right-of-use lease asset balances during the nine months ended September 30, 2022 are presented below:

Nine months ended September 30, 2022
Carrying amount, December 31, 2021	$1,077,845
Additions to leased assets	132,935
Depreciation charges	(234,949)
Translation adjustment	(105,299)
Carrying amount, September 30, 2022	$870,532

The Company’s right-of-use assets are allocated as follows:

	September 30, 2022	December 31, 2021
Office lease	$764,598	$1,004,750
Car leases	$105,934	73,095
Total right-of-use assets	$870,532	$1,077,845

Right-of-use assets are depreciated over the terms of their leases, which range from 3-10 years. The total depreciation expense related to right-of-use assets was as follows:

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Amortization of right-of-use assets	$234,949	$107,067	$82,947	$31,664

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

9. Intangible assets

Changes in the carrying amount of identifiable intangible assets are as follows:

As of December 31, 2021	Development Costs	Uniden License	E-Wave License	Clear RF Patent and Supplier Relationship	Total
Cost	$13,315,526	$116,726	$1,321,257	$522,637	$15,276,146
Accumulated amortization and impairment	(9,058,517)	(116,726)	(1,321,257)	(429,109)	(10,925,609)
Net book value	$4,257,009	$-	$-	$93,528	$4,350,537

Nine Months Ended September 30, 2022	Development Costs	Uniden License	E-Wave License	Clear RF Patent and Supplier Relationship	Total
Opening net book value	$4,257,009	$-	$-	$93,528	$4,350,537
Additions	2,295,839	-	-	-	2,295,839
Amortization	(445,712)	-	-	(70,201)	(515,913)
Impairment	-	-	-	-	-
Foreign exchange	(11,590)	-	-	-	(11,590)
Net book value, September 30, 2022	$6,095,546	$-	$-	$23,327	$6,118,873

As of September 30, 2022	Development Costs	Uniden License	E-Wave License	Clear RF Patent and Supplier Relationship	Total
Cost	$15,599,775	$116,726	$1,321,257	$522,637	$17,560,395
Accumulated amortization and impairment	(9,504,229)	(116,726)	(1,321,257)	(499,310)	(11,441,522)
Net book value	$6,095,546	$-	$-	$23,327	$6,118,873

Intangible asset amortization is as follows:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2021	2022	2021
Amortization of intangible assets	$445,712	$678,588	$173,053	$81,548

Development costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On a quarterly basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount. The Company’s internal evaluation as of September 30, 2022, did not give indicators of any additional intangible impairments.

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets at December 31, 2021. Based on the results of their analysis using the Value In Use (“VIU”) model using a discounted value of 14.2% in 2021, management determined that the recoverable amount was not equal to, or in excess of the carrying amount for a total impairment at December 31, 2021 of $4,739,286 as follows: rugged device impairment of $4,339,366 and $399,920 impairment to a supplier relationship.

During the nine months ended September 30, 2022 the Company incurred $299,937 (September 30, 2021 - $818,515) in product development costs which did not satisfy the criteria for capitalization and were recorded in development expenses in the unaudited interim condensed consolidated statement of operations and comprehensive loss.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

9. Intangible assets (continued)

Uniden license

During 2016, the Company acquired a license agreement from Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term. The agreement is until December 31, 2031 and is subject to certain minimum royalties. The license agreement is amortized on a straight-line basis over its five-year term and was fully amortized on December 31, 2021. This license agreement is included in Note 15 Commitments and Contingencies.

ClearRF patent and supplier relationship

As part of the acquisition of ClearRF on March 30, 2021, as described in Note 4 above, the Company purchased two patents valued at $122,717 plus a supplier relationship valued at $399,920. These intangible assets were recorded at cost and were initially scheduled to be amortized on a straight-line basis over their estimated useful life of four years with no residual value.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles. Management, based on this report, recognized an impairment of intangible assets for the full amount of the supplier relationship of $399,920 in the fourth quarter of 2022 because of a worldwide component and supply chain shortfall.

10. Goodwill

The Company has goodwill of $0 on September 30, 2022 (December 31, 2021 – $0). This consists of historical goodwill on the acquisition of the wholly-owned subsidiary, Signifi Mobile Inc. in the amount of $801,780 plus the newly acquired goodwill in 2021 from the acquisition of ClearRF in the amount of $50,257, net of 100% impairment of all goodwill acquired. The Company assesses whether there are, events, changes in circumstances, and/or changes in key assumptions on which management has based its determination of the CGU, that would, more likely than not, reduce the fair value of the CGU to below its carrying value and therefore, require goodwill to be tested for impairment at the end of each reporting period.

As of December 31, 2021, the Company performed its annual impairment test on the goodwill using the fair value less cost of disposal method. Due to a history of losses in this CGU in the preceding few years and without documentation of back-orders or basis to project profitable operations in the near term, management determined that the recoverable amount was less than the carrying value on December 31, 2021 and recognized goodwill impairment for the full amount of $852,037 in 2021.

11. Bank loan

Siyata Mobile Israel (“SMI”) had a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% was paid to SMI when the funding entity received payment from the customers. At September 30, 2022, the Company has removed all liens and does not have this credit facility. The total amount borrowed by the Company extended by this funding entity and included in the bank loan was $0 (December 31, 2021 - $27,000).

12. Lease obligations

Key movements relating to the Company’s lease obligation during the nine months ended September 30, 2022 are presented below:

Nine months ended September 30, 2022
Lease obligation, December 31, 2021	$1,020,482
Additions	132,935
Interest expense	29,431
Lease payments	(180,262)
Translation adjustment	(171,656)
Lease obligation, September 30, 2022	$830,930

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

12. Lease obligations (continued)

At September 30, 2022, approximate future minimum payments related to the Company’s operating leases were as follows:

Scheduled Payments
Year 1	$289,199
Year 2	251,342
Year 3	168,733
Year 4	137,572
Year 5 and thereafter	-
846,846
Less imputed interest	(15,916)
Lease obligation at September 30, 2022	$830,930
Less current portion of lease obligation	(286,016)
Long term portion of lease obligation	$544,914

13. Convertible promissory notes

On November 3, 2021, the Company issued a $7,200,000 million convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of $6,000,000.

The promissory note matures on November 2, 2023 (the “Maturity Date”). The promissory note will be repaid commencing May 2022 in monthly instalments of $400,000. At the Company’s option, the repayments will be made in cash or common shares of the Company, or a combination of both. If paid by the issuance of common shares, the repayment is paid at a redemption price equal to the greater of 90% of the average five lowest daily volume-weighted average prices during the twenty trading days prior to the issuance of the common shares or $2.00 (the “Redemption Price”).

All or a portion of the $7,200,000 is convertible into common shares of the Company at a conversion price of $10.00 per common share (the “Conversion Price”), at the option of the holder, at any time subsequent to six months from the date of issuance to the maturity date of November 2, 2023. Under the terms of the promissory note, the conversion price of the promissory note will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the conversion price equal to the common share offering.

At any time during the promissory note outstanding, the Company can provide the holder of the promissory note written notice of its intention to repay the amount owing. If the notice is provided within the first 6 months post issuance, the Company is required to repay an amount equal to $7,000,000. Subsequent to this time period, the amount outstanding must be converted in full. If the Company provides notice of prepayment, the holder has the option to convert up to 25% of the principal amount at the lesser of the Redemption Price and the Conversion Price, as defined above.

Furthermore, if at any time prior to November 2, 2023, the Company proposes to offer or sell new securities, the Company shall first offer the holder the opportunity to purchase ten percent of the new securities.

Finally, should the Company subsequently issue equity interests of the Company for aggregate proceeds to the Company of greater than $10 million, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of the holder, the Company will direct twenty percent of such proceeds from such issuance to repay the promissory note.

The Company has elected to measure the promissory note (hybrid contract) at FVTPL on initial recognition and, as such, the embedded conversion feature is not separated.

On initial recognition, the fair value of the convertible promissory note was $4,395,881, and the warrants issued in conjunction with the instrument (see below) were valued at $2,946,066. The fair value of the components exceeded the transaction price of $6,000,000 and the resulting difference has been deferred and will be recognized in the unaudited interim condensed consolidated statement of operations over the term of the instrument on a straight-line basis, in the change in fair value of the convertible promissory note. For the nine months ended September 30, 2022, the Company recognized an additional charge of $667,867 as a result of the repayment of $4,000,000 of the outstanding promissory note balance.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

13. Convertible promissory notes (continued)

The unamortized day one fair value difference at September 30, 2022, and related activity during the period is as follows:

September 30, 2022
Balance, beginning of period	$1,230,118
Recognized in profit (loss)	(1,072,730)
Balance, end of period	$157,388

Changes in the balance of the promissory notes during the nine months ended September 30, 2022 is as follows:

September 30, 2022
Balance, December 31, 2021	4,573,411
Repayment	(4,000,000)
Repayment through issuance of common shares	(2,000,000)
Change in fair value	2,215,706
Balance, September 30, 2022	789,117
Unamortized day one fair value difference	(157,388)
Fair value of convertible promissory note, September 30, 2022	631,729

As at September 30, 2022 the total principal amount outstanding on the convertible promissory note is $1,200,000. With the Company continuing to repay the monthly payments of $400,000, the remaining balance will be repaid by December 31, 2022. The entire balance of the promissory notes as of September 30, 2022 is presented as current in the consolidated statement of financial position.

During the nine months ended September 30, 2022, the repayments were made in common shares of the Company. A summary of the total number of common shares issued is as follows:

Repayment date	May 2022	June 2022	July 2022	August 2022	September 2022
Repayment amount	$400,000	$400,000	$400,000	$400,000	$400,000
Redemption price	0.96	0.92	0.99	0.58	0.52
Total number of common shares issued	417,537	436,681	404,858	684,932	770,713

Repayment date	May 2022	June 2022	July 2022	August 2022	September 2022
Share price on repayment date	$1.24	$1.11	$1.02	$0.76	$0.65
Differential per share	0.28	0.19	0.03	0.18	0.13
Total differential	117,745	84,716	12,955	120,548	100,963
Repayment amount	400,000	400,000	400,000	400,000	400,000
Total capital stock transaction	$517,745	$484,716	$412,955	$520,548	$500,963

The fair value of the common shares issued based on the repayment date during the nine months ended September 30, 2022 was $2,436,928 and is recorded in share capital (Note 16).

The differences between the fair value of $2,436,928 and the $2,000,000 repayment of $436,928 is included in change in fair value of Convertible Promissory Note on the Statement of Operations.

The Company estimated the fair value of the promissory note using a binomial lattice model with the following assumptions: risk-free rate of 0.47% -1.18%; share price of $3.93; expected dividend yield of 0%; and expected volatility of 46%. Based on these estimates, the promissory note had a fair value of $4,395,881 upon issuance.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

13. Convertible promissory notes (continued)

On September 30, 2022, the fair value of the promissory note was estimated at $631,729 (December 31, 2021 - $4,573,411) using a binomial lattice model with the following assumptions: risk-free rate of 3.07% (December 31, 2021 - 0.67%); share price of $0.31 (December 31, 2021 - $3.70), expected dividend yield of 0%, and expected volatility of 91% (December 31, 2021 - 45%).

There was no change in the fair value due to changes in the Company’s own credit risk during the period.

The Company completed a secondary offering of its common shares at a price of $2.30 per common share on January 11, 2022. In accordance with the terms of the agreement, as the common shares of the secondary prices were offered at a price less than the stated Conversion Price ($10.00 per common share) of the promissory note and the Exercise Price of the warrants ($4.00 per common share), both the Conversion Price and the Exercise Price were revised to $2.30 per common share. In addition, as the total gross proceeds of the secondary offering were in excess of $10,000,000, excluding offering costs or other expenses, the Company was required to direct 20% of the gross proceeds to the Lender. A total of $4,000,000 was repaid to the Lender on January 13, 2022.

Liens related to this debt are as follows:

Under the terms of the promissory note, the Company grants to the lender, a security interest in and pledges and assigns to the lender, the following properties, assets and rights of the Company, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof (all of the same being hereinafter called the “Collateral”): all personal and fixture property of every kind and nature including all goods (including inventory, equipment and any accessions thereto), instruments (including promissory notes), documents (whether tangible or electronic), accounts (including health-care-insurance receivables), chattel paper (whether tangible or electronic), deposit accounts, letter-of-credit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations, any other contract rights or rights to the payment of money, insurance claims and proceeds, and all general intangibles (including all payment intangibles). The debt is subject to certain non-financial covenants which the Company is not compliance with as of September 30, 2022 as the market capitalization of the Company is below $20,000,000. As a result, the calculation for shares to be issued is revised to be based upon 80% of the three lowest trailing VWAP, in the last 20 days. As well, the Company is required to pay interest at the rate of 15% on any outstanding promissory note balance as of the date of non-compliance. As of September 30, 2022, the Company accrued interest at 15% which amounts to a total due of $62,630.

14. Warrant liability

Changes in the warrant liability during the nine months ended September 30, 2022 are as follows:

	Warrants November 3, 2021	Warrants January 11, 2022	Total
Balance, December 31, 2021	$2,176,686	$-	$2,176,686
Warrants issued	-	10,038,418	10,038,418
Exercise of pre-funded warrants	-	(2,560,400)	(2,560,400)
Change in fair value	(1,887,412)	(6,238,126)	(8,125,538)
Balance, September 30, 2022	$289,274	$1,239,892	$1,529,166

November 3, 2021 warrants

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of 4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities (see Note 13 for the change in exercise price as of January 13, 2022, to $2.30 per share).

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

14. Warrant liability (continued)

On December 7, 2021, the holder exercised 250,000 warrants to acquire 250,000 common shares of the Company at an exercise price of $4.00 per common share. As a result of the exercise of the warrants, the Company received gross proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of exercise was transferred to share capital.

At September 30, 2022, 1,892,857 warrants were outstanding at an exercise price of $2.30 (December 31, 2021 - $4.00). The warrant exercise price dropped from $4.00 to $$2.30 as these warrants had a price adjustment clause and since the Company had a capital raise on January 11, 2022 at $2.30, therefore the warrants were immediately re-priced the exercise price.

The fair value of the warrants as at the issuance date was $2,946,066 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $3.93; exercise price: $4.00; expected volatility: 39%; dividend yield: 0%, risk-free rate: 0.47%.

During 2021, the holder exercised 250,000 warrants to acquire 250,000 common shares of the Company at an exercise price of $4.00 per common share. As a result of the exercise of the warrants, the Company received gross proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was transferred to share capital. The fair value of the warrants at the exercise date was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $4.60; exercise price $4.00; expected volatility: 30%; dividend yield: 0%; risk-free rate: 1.24%.

As at September 30, 2022, the fair value of the remaining 1,892,857 warrants payable was determined to be $289,274 (December 31, 2021 - $2,176,686) as calculated using the Black-Scholes Option Pricing Model with the following assumptions: share price $0.31 (December 31, 2021 - $3.70); exercise price: $2.30 (December 31, 2021 - $4.00); expected volatility: 117% (December 31, 2021 - 37%); dividend yield: 0%; risk-free rate 4.06% (December 31, 2021 - 0.67%).

January 11, 2022 warrants

The Company assessed that the 9,999,999 warrants (consisting of 1,304,347 overallotment warrants and 8,695,652 regular warrants all exercisable at $2.30 per share and expire, if unexercised, on January 11, 2027) issued under the public offering (as more fully described in Note 16), excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share based payments and have been recorded in equity.

The fair value of the warrants at September 30, 2022 was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.31; exercise price $2.30; implied volatility: 102.5%; dividend yield: 0%; risk free rate: 4.09%.

As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance. The residual value to be allocated to common shares and to the warrants are as follows:

Units and Prefunded Units
Gross proceeds	$19,999,999
Less: Total fair value of warrant liability	(9,063,025)
Residual value to common shares	10,936,974

Overallotment Warrants
Gross proceeds	$13,043
Less: Total fair value of warrant liability	(975,393)
Day one loss - change in fair value opening	(962,350)

The day one loss is the excess of the proceeds of $975,393 on the 1,304,347 overallotment warrants allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss on January 11, 2022. This amount is shown separately on the statement of operations and does not impact the warrant liability continuity schedules.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

15. Commitments and contingencies

In the normal course of business, the Company enters into contractual obligations that will require the Company to disburse cash over future periods. All commitments have been recorded in the Company’s unaudited interim condensed consolidated balance sheets. As of September 30, 2022, the Company has financial commitments in connection with lease obligations of $881,505 (December 31, 2021 – $902,527) and obligations related to royalty agreements of $2,455,000 (December 31, 2021 – 2,370,000).

16. Share capital

The authorized and issued share capital of the Company is as follows:

Authorized

As of September 30, 2022, the authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued

As of September 30, 2022, the Company had 17,071,028 common shares issued and outstanding (December 31, 2021 – 5,276,695).

Refer to Note 26 for information about common shares issued by the Company subsequent to September 30, 2022.

Common share transactions

Transactions for the nine months ended September 30, 2022 are as follows:

•	On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds and direct costs between the units, pre-funded units and option warrants using the relative fair value of the components.

•	The underwritten public offering resulted in the sale to the public of 7,215,652 Units at $2.30 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $2.30 per share. The Unit warrants are exercisable immediately and have a term of 5 years. Gross proceeds of $9,885,327 were allocated to the common shares, and $5,395,878 to the unit warrants as a liability.

•	In addition, the Company issued 1,480,000 pre-funded units (“Pre-Funded Units”) at $2.29 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $2.30 per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,560,400 were allocated to the pre-funded warrants, and $1,107,147 to the warrants.

•	The Company concurrently sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the Option Warrants. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability,

•	The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $1.73 per share. The Unit Warrants, Warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $1.73, strike rate $2.30, dividend yield 0%, term 5 years, volatility 60.0% and risk free rate 0.50%.

•	The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

16. Share capital (continued)

•	The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk free rate 0.50%.

•	The Company assessed that the warrant issued under the public offering, excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share based payments and have been recorded in equity. The residual value allocated from the total proceeds of the issuance to common shares was $10,936,974. Refer to Note 14 for additional information about the warrant liability and the residual value method under IAS 32.

•	The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. During the period, 1,480,000 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 1,480,000 common shares that were fully issued.

•	On March 31, 2022, as part of the ClearRF acquisition (Note 4), the Company issued 138,958 shares to the vendor with a fair value of $190,094.

•	The Company issued 155,000 common shares, with a fair value of $170,500 ($1.10 per share) to consultants as part of their compensation for services rendered.

•	The Company issued 854,219 common shares with a fair value of $1,002,461 as combined payments of the monthly principal repayment of $400,000 for the months of May and June 2022 payable in shares per the terms of the promissory note.

•	The Company issued 30,000 shares with a fair value of $22,200 ($0.74 per share) resulting from a supplier converting RSU’s into common shares.

•	The Company issued 60,000 shares, with a fair value of $61,800 (41.03 per share), to a supplier as partial compensation according to their contractual agreements.

•	The Company issued 404,859 shares, with a fair value of $441,296 ($1.09 per share),as payment for the monthly principal repayment of $400,000 on the promissory note.

•	The Company issued 684,932 shares, with a fair value of $520,548 ($0.76 per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

Transactions for the nine months ended September 30, 2021 are as follows:

•	During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,041 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

•	The company issued in February 2021, the 40,000 shares to be issued for services rendered at a value of $560,000.

•	As discussed in Note 4 -Acquisition of Clear Rf, the Company issued 23,949 common shares to the vendors of ClearRF equal to $194,985.

•	On July 21, 2021, the Company issued 5,000 common shares as part of the contractual obligations owed to one of its suppliers. This transaction was recorded to share capital in the amount of $36,050 (based on the market value on the date of issuance of $7.21 per share).

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

16. Share capital (continued)

Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity for the nine months ended September 30, 2022 and 2021 is as follows:

	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
	2022	2022	2021	2021
Outstanding options at December 31	414,568	$13.88	328,068	$13.99
Granted	1,145,000	1.15	100,500	11.50
Expired/cancelled	(43,430)	35.09	-	-
Outstanding options at September 30	1,516,138	$3.65	428,568	$13.96

As at September 30, 2022 stock options outstanding are as follows:

Grant Date	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Exercise Price	Expiry Date	Remaining Contractual Life (Years)
December 24, 2018	12,896	12,896	$57.00	December 24, 2023	1.23
January 15, 2019	828	828	57.00	January 15, 2024	1.29
March 21, 2019	12,345	12,345	63.00	March 21, 2024	1.47
January 1, 2020	2,069	2,069	57.00	January 1, 2024	1.25
November 15, 2020	95,000	83,125	6.00	November 15, 2030	8.13
November 15, 2020	161,500	141,313	6.00	November 15, 2025	3.13
January 2, 2021	57,000	49,875	11.50	January 2, 2026	3.26
January 2, 2021	5,000	4,375	11.50	January 2, 2031	8.26
January 18, 2021	14,500	12,688	11.50	January 18, 2026	3.30
January 18, 2021	10,000	10,000	11.50	October 29, 2022	0.08
January 1, 2022	20,000	6,667	4.00	October 29, 2026	4.08
April 13, 2022	795,000	132,500	1.10	April 13, 2027	4.54
July 12, 2022	330,000	27,500	1.10	July 12, 2025	2.78
Total	1,516,138	496,181	$3.65		4.09

Transactions for the nine months ended September 30, 2022 are as follows:

The Company recorded share-based payments expense of $2,478,695 in relation to options vesting.

On January 1, 2022, the Company granted 20,000 stock options at $4.00 per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date. The fair value on the date of the grant was $54,480 ($2,724 per option).

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

16. Share capital (continued)

On April 13, 2022, the Company granted 795,000 stock options to executives and employees at an exercise price of $1.10 per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant. The fair value of these options on the date of the grant is $678,520 ($0.8535 per share).

On July 12, 2022, the Company granted 330,000 stock options, at an exercise price of $1.10 per share, and 120,000 RSU’s to employees and consultants with a fair value of $1.10 per share. Of these 120,000 RSU’s granted, 30,000 vested immediately and were converted into common shares of the Company and the remaining 90,000 RSU’s vest quarterly with the first vesting of 7,500 taking place on the date of the grant and 11 equal quarterly vesting of 7,500 RSU’s per quarter thereafter. Of these 330,000 stock options granted, they vest quarterly with the first vesting of 27,500 taking place on the date of the grant and 11 equal quarterly vesting of 27,500 RSU’s per quarter thereafter.

Transactions for the nine months ended September 30, 2021 are as follows:

The Company recorded share-based payments expense of $1,185,205 in relation to options vesting.

On January 2, 2021, the Company issued 62,000 stock options to various employees at an exercise price of $11.50 of which 57,000 expire on January 2, 2026 and 5,000 expires on January 2, 2031.

On January 18, 2021, the Company issued 38,500 stock options to various employees and consultants at an exercise price of $11.50 expiring on January 2, 2026.

On August 31, 2021, one of the employees was no longer with the Company. The employee had initially received 4,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this employee’s departure, 2,500 of their unvested stock options were canceled and the remaining 1,500 options expire one year from departure, August 31, 2022.

Black-Scholes valuation

The following weighted-average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	September 30,
	2022	2021
Exercise price	$1.03 - $4.00	$11.50
Risk-free interest rate	1.36% - 2.93%	0.23%
Expected life	5	5
Annualized volatility	102% - 105%	85%
Dividend rate	0.00%	0.00%

Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

Transactions for the nine months ended September 30, 2022, are as follows:

On March 9, 2022, the Company granted 450,000 RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $1.03/share.

On March 9, 2022, the Company granted 1,800,000 RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 150,000 RSU’s occurring on the date of the granted and another 150,000 vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.03/share.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

16. Share capital (continued)

On April 13, 2022, the Company granted 240,000 RSU’s to consultants that vest immediately. On the date of granting, the fair value and the stock price was $1.10/share.

On April 13, 2022, the Company granted 585,000 RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 48,750 RSU’s occurring on the date of the granted and another 48,750 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.10/share.

On July 12, 2022, the Company granted 90,000 RSU’s, to a consultant of the Company, that vest quarterly over 12 periods with the first vesting of 7,500 RSU’s occurring on the date of the granted and another 7,500 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.10/share.

A summary of the Company’s restricted share unit activity during the nine months ended September 30, 2022 and 2021 is as follows:

	Number of RSUs	Weighted Average Issue Price	Number of RSUs	Weighted Average Issue Price
	2022	2022	2021	2021
Outstanding at December 31	-	$-	-	$-
Granted	3,165,000	1.05	-	-
Outstanding at September 30	3,165,000	$1.05	-	$-

As at September 30, 2022 restricted share units outstanding are as follows:

Grant Date	Number of RSUs Outstanding	Number of RSUs Exercisable	Weighted Average Issue Price

March 9, 2022	2,250,000	900,000	$1.03
April 13, 2022	825,000	367,500	1.10
July 12, 2022	90,000	7,500	1.10
Total	3,165,000	1,275,000	$1.05

Agents’ options

Transactions for the nine months ended September 30, 2022 are as follows:

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk free rate 0.50%.

A summary of the Company’s agents’ options activity during the nine months ended September 30, 2022 and 2021 is as follows:

	Number of RSUs	Weighted Average Issue Price	Number of RSUs	Weighted Average Issue Price
	2022	2022	2021	2021
Outstanding at December 31	445,926	$7.51	452,523	$8.02
Granted	487,283	2.51	-	-
Expired	(1,702)	20.49	(6,597)	52.68
Outstanding at September 30	931,507	$4.87	445,926	$7.51

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

16. Share capital (continued)

At September 30, 2022 agents’ options outstanding are as follows:

Grant Date	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Exercise Price	Expiry Date	Remaining Contractual Life (Years)
September 29, 2020	113,500	113,500	$6.60	September 28, 2025	3.00
September 29, 2020	266,000	266,000	6.85	September 28, 2025	3.00
December 31, 2020	64,724	64,724	11.50	June 30, 2024	1.75
January 11, 2022	434,783	-	2.53	January 11, 2027	4.28
April 1, 2022	52,500	52,500	2.30	March 8, 2027	4.44
Total	931,507	496,724	$4.87		3.59

Share purchase warrants

Transactions for the nine months ended September 30, 2022 are as follows:

As part of the January 11, 2022 financing, 9,999,999 share purchase warrants were issued at $2.30 per unit. These share purchase warrants are derivatives that are treated as a warrant liability on the financial statements and are carried at its fair value.

On January 11, 2022, the 1,892,857 share purchase warrants with an exercise price of $4.00 per share were re-priced to $2.30 consistent with the terms of the agreement and as outlined in Note 13 due to refinancing at $2.30 per unit.

These share purchase warrants are derivatives that are treated as a warrant liability on the financial statements and are carried at its fair value.

On July 22, 2022, 74,138 share purchase warrants expired.

Transactions for the nine months ended September 30, 2021 are as follows:

In February 2021, 88,911 share purchase warrants at $6.85 were exercised for net proceeds of $609,041.

On June 23, 2021, 10,897 warrants expired.

On August 29, 2021, 25,863 warrants expired.

A summary of the Company’s share purchase warrant activity for the nine months ended September 30, 2022 and 2021 is as follows:

	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
	2022	2022	2021	2021
Outstanding at December 31	5,121,328	$7.64	3,591,533	$10.55
Granted	9,999,999	2.30	-	-
Exercised	-	-	(88,911)	6.85
Expired	(74,138)	20.49	(36,760)	58.16
Outstanding at September 30	15,047,189	$3.81	3,465,862	$10.14

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

16. Share capital (continued)

As September 30, 2022, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants Outstanding and Exercisable	Exercise Price	Expiry Date
December 23, 2019	54,248	$51.22	December 23, 2022
September 29, 2020	1,805,585	6.85	September 28, 2025
December 31, 2020	1,294,500	11.50	June 30, 2024
November 3, 2021	1,892,857	2.30	November 3, 2026
January 11, 2022	9,999,999	2.30	January 11, 2027
Total	15,047,189	$3.81

17. Cost of sales

Cost of sales is comprised of the following:

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Merchandise and materials	$2,166,927	$2,620,258	$1,327,764	$296,200
Royalties	177,730	498,755	84,415	290,728
Other expenses	805,903	785,531	299,603	202,434
Total	$3,150,560	$3,904,544	$1,711,782	$789,362

18. Selling and marketing expenses

Selling and marketing expenses is comprised of the following:

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Salaries and consulting fees	$1,981,089	$2,254,684	$719,761	$683,895
Marketing and promotion	1,333,521	1,176,799	472,401	562,563
Travel	119,591	25,892	33,313	16,737
Total	$3,434,201	$3,457,375	$1,225,475	$1,263,195

19. General and administrative expenses

General and administrative expenses is comprised of the following:

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Salaries	$436,593	$346,743	$143,521	$120,156
Professional services	1,348,773	615,784	407,642	206,387
Consulting and director fees	949,115	753,650	250,852	240,779
Travel	107,221	79,046	9,227	18,963
Office and general	1,244,103	979,612	259,843	296,294
Regulatory and filing fees	109,430	106,493	43,601	58,480
Shareholder relations	489,467	376,529	59,355	110,787
Total	$4,684,702	$3,257,857	$1,174,041	$1,051,846

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

20. Finance expenses

Finance expenses (income), net are comprised of the following:

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Interest paid and accretive interest on debentures	-	$1,402,817	-	$477,366
Interest expense on long term debt	-	5,580	-	1,771
Interest on bank loans	11,198	22,612	776	(384)
Other interest and bank charges, net	88,557	22,204	43,687	7,183
Loss (gain) on redemption of debentures	-	18,292	-	-
Interest earned on director’s loan	-	(6,000)	-	-
Interest expense on lease obligations	28,671	10,830	38,257	7,711
Total	$128,446	$1,476,335	$82,720	$493,647

21. Capital management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at September 30, 2022, the Company is subject to externally imposed capital requirements arising from both covenants included in the debt agreement as well as the repayment of monthly principal payments on the convertible promissory note outstanding, as described in Note 13. The Company was subject to a debt covenant in relation to the factoring agreement described in Note 5 that has been extinguished on July 1, 2022.

22. Financial instruments

The convertible promissory note is estimated at fair value using a binomial lattice model using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); credit spread (Level 3 input); volatility (Level 3 input).

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

22. Financial instruments (continued)

Sensitivity Analysis

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Convertible Promissory Note	The fair value of the convertible promissory note has been calculated using a binomial lattice methodology

Key observable inputs at September 30, 2022

●   Share price: $0.31

●   Risk-free interest rate: 3.07%

●   Dividend yield: 0%

Key unobservable inputs at September 30, 2022

●   Instrument specific spread: 45%

●   Credit spread: 13.85%

The estimated fair value would increase (decrease) if:

●   The share price was higher (lower)

●   The risk-free interest rate was higher (lower)

●   The dividend yield was lower (higher)

●   The instrument specific spread was lower (higher)

●   The credit spread was lower (higher)

The fair value of the warrants at September 30, 2022 was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.31; exercise price: $2.30; implied volatility: 102.5%; dividend yield: 0%; risk-free rate: 4.09%.

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long term-debt, approximate carrying value, which is the amount recorded on the unaudited interim condensed consolidated statements of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. In the nine months ended September 30, 2022, one customer accounted for 26% of the Company’s revenues (September 30, 2021 – 29%).

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables of $1,028,000 on September 30, 2022 (September 30, 2021 - $1,530,667).

In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

22. Financial instruments (continued)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

	September 30, 2022	December 31, 2021
EMEA	$639,256	$879,066
Australia	28,000	119,009
North America	1,092,181	546,352
Total	$1,759,437	$1,544,427

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding that has been terminated as of July 2022 (Note 5).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD. As at September 30, 2022, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

	September 30, 2022				December 31, 2021
	USD	NIS	CAD	Total	USD	NIS	CAD	Total
Cash	$449,156	$239,735	$299,735	$988,626	1,003,952	483,845	131,945	$1,619,742
Trade and other receivables	988,000	610,702	160,735	1,759,437	428,200	840,200	276,027	1,544,427
Advances to supplier	1,099,810	-	-	1,099,810	470,167	-	-	470,167
Long term receivable	-	149,168	-	149,168	-	168,167	-	168,167
Bank loan	-	-	-	-	-	(27,159)	-	(27,159)
Accounts payable and accrued liabilities	(490,820)	(678,066)	(663,101)	(1,831,987)	(309,126)	(992,095)	(1,345,100)	(2,646,321)
Future purchase consideration	-	-	-	-	(350,000)	-	-	(350,000)
Convertible debentures	(631,729)	-	-	(631,729)	(3,343,293)	-	-	(3,343,293)
Warrant liability	(1,529,166)	-	-	(1,529,166)	(2,176,686)	-	-	(2,176,686)
Total	$(114,749)	$321,539	$(202,631)	$4,159	$(4,276,786)	$472,958	$(937,128)	$(4,740,956)
10% fluctuation in exchange rate	$(11,475)	$32,154	$(20,263)	$416	$(427,679)	$47,296	$(93,713)	$(474,096)

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

22. Financial instruments (continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the fair value calculations of both the convertible promissory note and the warrant liability which are revalued each reporting period based on changing parameters which include the prevailing interest rate.

Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

23. Related party transactions

Key management personnel compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	Nine Months Ended September 30,
	2022	2021
Salaries, consulting and directors’ fees	$1,162,885	$852,321
Share-based payments	1,824,713	619,660
Total	$2,987,598	$1,471,981

Salaries, consulting and directors’ fees are classified within profit and loss as follows:

		Nine Months Ended September 30,
Type of Service	Nature of Relationship	2022	2021
Selling and marketing expenses	VP Technology/VP International	$234,376	$124,223
General and administrative expenses	Companies controlled by the CEO, CFO and Board of Directors	928,509	728,098
Total		$1,162,885	$852,321

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

24. Segmented information

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales and geographical areas. The Company’s external revenue by geographical area for the three and nine months ended September 30, 2022 and 2021 is summarized below:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2021	2022	2021
EMEA	$841,445	$2,864,123	$390,474	$291,369
USA	2,367,894	1,435,190	1,648,045	658,361
Canada	1,114,048	1,249,650	495,366	269,145
Australia and New Zealand	47,000	58,866	34,000	-
Total	$4,370,387	$5,607,829	$2,567,885	$1,218,875

The Company’s assets by geographical area at September 30, 2022 and December 31, 2021 by geography are summarized below:

	September 30, 2022
	EMEA	USA	Canada	Australia and New Zealand	Consolidated
Long term receivable	$149,168	$-	$-	$-	$149,168
Right-of-use assets, net	671,331	-	199,201	-	870,532
Equipment, net	196,041	-	23,713	-	219,754
Intangible assets, net	5,994,457	-	124,416	-	6,118,873
Total	$7,010,997	$-	$347,330	$-	$7,358,327

	December 31, 2021
	EMEA	USA	Canada	Australia and New Zealand	Consolidated
Long term receivable	$168,167	$-	$-	$-	$168,167
Right-of-use assets, net	890,000	-	187,845	-	1,077,845
Equipment, net	234,326	-	33,641	-	267,967
Intangible assets, net	4,256,450	-	94,087	-	4,350,537
Total	$5,548,943	$-	$315,573	$-	$5,864,516

Product information is shown below:

	Nine Months Ended September 30,		Three Months Ended September 30,
Revenues by product	2022	2021	2022	2021
Cellular boosters and related accessories	$1,881,860	$3,816,781	$716,487	$949,627
Rugged devices and related accessories	2,488,526	1,791,048	1,851,398	269,248
Total	$4,370,387	$5,607,829	$2,567,885	$1,218,875

25. Supplementary cash flow information

During the nine months ended September 30, 2022, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $132,935 in right-of-use assets in exchange for $132,935 in lease obligations.

(b)	Issued 3,098,681 common shares in exchange for the repayment of $2,000,000 in convertible promissory note, $190,095 in future purchase consideration and $254,500 in contractual amounts owed to suppliers.

SIYATA MOBILE INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

26. Subsequent Events

On October 12, 2022, Siyata announced the closing of its previously announced underwritten public offering of 15,810,000 common shares and 1,590,000 pre-funded warrants, to purchase common shares in lieu thereof, and accompanying warrants to purchase up to 17,400,000 common shares for gross proceeds of $4,002,000. Each common share was sold together with one common warrant at a combined effective offering price of $0.23. Each pre-funded warrant was sold together with one common warrant at a combined effective offering price of $0.22 with an exercise price of $0.01 per pre-funded warrant. The common warrants were immediately exercisable at a price of $0.23 per common share and will expire five years from the date of issuance. The common shares (or pre-funded warrants in lieu thereof) and the accompanying common warrants were only able to be purchased together in the offering but were issued separately and were immediately separable upon issuance. The 1,590,000 pre-funded warrants were exercised October 12, 2022 at $0.01 and were converted into 1,590,000 common shares of the Company.

On October 3, 2022, the Company issued 809,717 shares, with a fair value of $257,490 ($0.318 per share), for the monthly principal repayment of $400,000 on the promissory note.

On October 17, 2022, the Company issued 2,592,593 shares, with a fair value of $414,815 ($0.16 per share), for the principal repayment of $280,000 on the promissory note.

On October 20, 2022, the Company issued 2,314,815 shares, with a fair value of $333,333 ($0.144 per share), for the principal repayment of $250,000 on the promissory note.

On October 27, 2022, the Company issued 2,314,815 shares, with a fair value of $305,688 ($0.132 per share), for the principal repayment of $250,000 on the promissory note.